# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, par value $.0001
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 06/09/2025
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,653,039; sole dispositive power 0; shared dispositive power 16,653,039; aggregate amount beneficially owned 16,653,039 (5.36% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,653,039; sole dispositive power 0; shared dispositive power 16,653,039; aggregate amount beneficially owned 16,653,039 (5.36% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,653,039; sole dispositive power 0; shared dispositive power 16,653,039; aggregate amount beneficially owned 16,653,039 (5.36% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,653,039; sole dispositive power 0; shared dispositive power 16,653,039; aggregate amount beneficially owned 16,653,039 (5.36% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.0001
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") (collectively, the "Reporting Persons").

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd ("PRA Master Fund"); (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, ("Systematic Master Fund"); (iii) Magnetar Relative Value Master Fund Ltd, ("Relative Value Master Fund"); all Cayman Islands exempted companies and (iv) two Managed Accounts for the client of Magnetar Asset Management LLC ("the Managed Account"), collectively (the "Funds").

Magnetar Financial is a Securities and Exchange Commission ("SEC") registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Magnetar Asset Management LLC ("Magnetar Asset Management") is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.
Residence or business address: The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Present principal occupation or employment: Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate amount of funds used by the Reporting Persons in purchasing the 16,653,039 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $53,443,358.70 (excluding commissions and other execution-related costs).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the 16,653,039 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Company reported in their Form 10-K Report filed April 29, 2025, that 310,168,075 shares were outstanding as of April 25, 2025.

As of the close of business June 12, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 16,653,039 Shares, which consisted of (i) 7,999,585 Shares held for the benefit of PRA Master Fund and (ii) 3,804,590 Shares held for the benefit of Systematic Master Fund, and (iii) 988,662 Shares held for the benefit of Relative Value Master Fund, and (iv) 3,860,202 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.36% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business June 12, 2025, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 16,653,039 Shares, which consisted of (i) 7,999,585 Shares held for the benefit of PRA Master Fund, (ii) 3,804,590 Shares held for the benefit of Systematic Master Fund, (iii) 988,662 Shares held for the benefit of Relative Value Master Fund, and (iv) 3,860,202 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.36% of the Shares.
Transactions in the class effected during the past sixty days:
Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NYSE and various other trading markets.

As disclosed by the Company in the Preliminary Proxy Statement with the SEC on March 20, 2025:

Entry into a Material Definitive Agreement.

On May 25, 2025, E2open Parent Holdings, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with E2open Holdings, LLC, a Delaware limited liability company ("Holdings", and together with the Company, the "Company Parties"), WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub") and Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Holdings Merger Sub" and, together with Parent and Company Merger Sub, the "Parent Parties"). Pursuant to the Merger Agreement, Company Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation") (such merger, the "Company Merger") and Holdings Merger Sub will be merged with and into Holdings, with Holdings surviving as wholly owned subsidiary of Parent (the "Surviving LLC") (such merger, the "Holdings Merger" and together with the Company Merger, the "Mergers"). Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

At the effective times of the applicable Merger each issued and outstanding share of Class A Common Stock of the Company ("Class A Common Stock") (other than any shares of Class A Common Stock held by the Company as treasury stock or owned by the Parent Parties or any shares of Class A Common Stock as to which appraisal rights have been properly exercised by the holders of such Class A Common Stock in accordance with Delaware law) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $3.30, without interest thereon (the "Per Share Price").
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of June 16, 2025, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on June 16, 2025.
99.3 Schedule A, dated as of June 16, 2025.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (06/16/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (06/16/2025)
- Supernova Management LLC: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (06/16/2025)
- David J. Snyderman: /s/ Hayley Stein, By: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (06/16/2025)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner